Reverence Acquisition Corp.

590 Madison Avenue

New York, New York 10022

February 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Reverence Acquisition Corp.

Request to Withdraw Registration Statement on Form S-l

Registration No. 333-254319

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Reverence Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-l together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 16, 2021.

The Registration Statement has not been declared effective by the Commission and no securities were sold or will be sold thereunder. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to David Sloane, Chief Financial Officer, Reverence Acquisition Corp., at the above-mentioned address, with a copy to Ross Leff, Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022.

Please do not hesitate to contact Ross Leff at Kirkland & Ellis LLP at (212) 446-4947 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

REVERENCE ACQUISITION CORP.

By:	/s/ David Sloane
Name: David Sloane
Title: Chief Financial Officer